

November 22, 2011

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
1901 North Roselle Road, Suite 800
Schaumburg, IL 60195

> **Re:** **Global Brass and Copper Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C under the Securities Act of 1933, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares

offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by the selling shareholder. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3.   Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. Please understand that we will need adequate time to review these materials before effectiveness.

5.   Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

Prospectus Cover Page

6.   We note that you have listed your parent and the current 100% holder of your shares, Halkos Holdings, LLC, as a selling shareholder in this transaction. As a general matter, a parent of a wholly-owned subsidiary maintains an identity of interest with the issuer sufficient to preclude the parent from making a secondary offering of the issuer's securities. Please identify Halkos Holdings, LLC as an underwriter of the transaction you are registering on its behalf.

Market and Industry Data, page ii

7.   We note your disclosure in this section; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management's belief, industry data, general articles or another source. Refer to the following examples:
   - The first paragraph of your "Our Competitive Strength" disclosure on page four where you state that your strategically located plants "represent approximately 40% of North American capacity;"
   - The last paragraph of your "Company Outlook" disclosure on page 57 where you state that "North American consumer demand has largely been satisfied by North American SSP and rod producers…;"
   - The second paragraph of your "Pursue New Growth Opportunities"

> disclosure on page 108 where you state that the Materials Research Laboratory "is a world-renowned copper…innovation lab."

Where disclosure requires it, please identify the information source(s) serving as basis for your disclosure. If this information is based upon management's belief, please indicate that this is the case. If the information is based upon other sources, please provide us supplementally copies of these sources.

8. If true, please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. If any sources are not publicly available for no or a nominal fee, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

Prospectus Summary, page 1

9. Please ensure that the information you provide in your summary is balanced. In this regard, we note that your summary currently focuses on your strengths and strategies but does not address the risks and challenges that you face. Please revise accordingly.

10. Please revise to include a graphical presentation of your organizational structure.

Our Company, page 1

11. Please revise the last paragraph on page two of your disclosure to reflect your financial performance for the most recently completed quarter.

Our Competitive Strengths, page 4

12. We note your footnote (2) disclosure on page 5. We also note your "[y]ou should not place undue reliance on the selected financial and other information…" risk factor on page 34. Clarify the extent to which you are cautioning investors in their evaluation of the predecessor's selected financial information for the period ended November 18, 2007 and for the fiscal year ended December 31, 2006. More clearly express the company's views regarding the reliability of such financial information in your registration statement. If the disclosure requires disclaimers such as those presented here, it does not appear the predecessor selected financial data contributes to an informed investor understanding of the company's 2006 and 2007 financial performance as of the time of their potential investments. Please assess your disclosure and revise as appropriate.

Balanced Book Approach to Substantially Reduce Metal Price Exposure, page 5 and 106

13.   You disclose that despite the 2008 and 2009 economic downturn and the collapse
        in copper prices, your consolidated Adjusted EBITDA per pound increased.
        Please also provide the most directly comparable U.S. GAAP financial measure to
        your non-GAAP financial measure of Adjusted EBITDA per pound. Refer to
        Item 10(e)(1)(i)(A) of Regulation S-K.

The Offering, page 10

14.   You indicate on page 10 that a stock split will occur in conjunction with this
        offering. However, it does not appear that you have effected the stock split in
        your financial statements or elsewhere in the filing. In accordance with SAB
        Topic 4C, revise your financial statements and your disclosures throughout the
        filing to give retroactive effect to the expected stock split.

Summary Historical Consolidated Financial Data, page 11
Selected Historical Consolidated Financial Data, page 50

15.   Please revise your summary historical information, your selected historical
        information and your columnar presentations within MD&A so that it reads
        consistently from left to right in the same chronological order as your historical
        financial statements. Refer to SAB Topic 11:E.

16.   You disclose that two periods are combined to account for your year ended
        December 31, 2007. Given that your summary and selected financial data should
        be on the same accounting basis as your historical financial statement, please
        remove this combined presentation from your summary and selected historical
        financial data.

17.   With regard to footnote (c), you indicate that no additional gains and losses with
        respect to the collateral hedge will be incurred in any subsequent periods. Please
        separately present the impact of the collateral hedge from the other adjustments as
        this adjustment will not be incurred in any subsequent periods.

Risk Factors, page 17

We face a number of risks related to future acquisitions and joint ventures, page 37

18.   You disclose the risk of future acquisitions and joint ventures. On page 86, you
        also indicate that certain terms and provisions of your Term Loan Facility and
        ABL Facility were amended to permit you to pursue a strategic acquisition of up
        to $75 million on or before June 30, 2012. It appears that you have amended your
        agreements in anticipation of an acquisition. Please tell us what consideration

you gave to the need for financial statements and pro forma financial information regarding any probable future acquisitions.

Capitalization, page 48

19.   Please revise your capitalization table to include the historical amounts for Global Brass and Copper Holdings, Inc. The financial information should also include the amounts related to your noncontrolling interest as well.

Selected Historical Consolidated Financial Data, page 50

20.   You disclose that the selected financial and other information of your predecessor as of and for the fiscal year ended December 31, 2006 and for the period from January 1, 2007 to, and as of, November 18, 2007 was prepared by management of the predecessor using an accounting basis that is different from that used to prepare the successor's consolidated financial statements. Please identify the accounting basis used to prepare the predecessor financial statements. Please also enhance footnote 1 to reiterate that the predecessor financial statements are not comparable to the successor financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Key Factors Affecting Our Results of Operations, page 55

Metal Cost Hedging and ABL Facility Collateral Hedge, page 56
Sources and Uses of Cash, page 84

21.   You disclose that the agreement governing the ABL Facility entered into on August 18, 2010 eliminated the collateral hedge requirement and required you to fix the accumulated mark-to-market losses on the collateral hedge contracts. Please expand your disclosures to explain what you mean by the term "fix the accumulated mark-to-market losses on the collateral hedge contracts." Please tell us how "fixing the accumulated mark-to-market losses" resulted in a $32.8 million charge. Please also confirm that you were always marking to market the collateral hedge contracts.

Non-GAAP Measures, page 58

22.   We note that you present Consolidated Adjusted EBITDA as a supplemental measure of performance. On page 59, you indicate that because of your limitations, your EBITDA-based measures should not be considered as measures of discretionary cash available to you to invest in the growth of your business or as a measure of cash that will be available to you to meet your obligations,

including those under your credit facilities. Please note that the limitations of a
performance measure should not address cash, cash requirements or liquidity
given that you present this measure as a performance measure. Please revise your
disclosure to address the limitations of your EBITDA-based measures without
discussing cash, cash requirements or liquidity.

Results of Operations, page 60

Condensed Consolidated Results of Operations for the Six Months Ended June 30, 2010,
Compared to the Six Months Ended June 30, 2011, page 60

23.   Please expand/revise your discussion under results of operations, including
        segment results of operations, for all periods to provide a more robust explanation
        for the changes in net sales for the periods presented. You disclose that the
        decrease in volume was due to lower demand in certain end markets and your
        continued efforts to focus resources on those products that provide the best
        margins and growth opportunities by increasing margins from prices increases
        and rationalization of your product mix. However, it is not clear to what extent
        volume, price increases, product mix and margins impacted the increase in net
        sales or the reasons for the changes in these components. Please also quantify the
        reasons for the changes in your net sales from period-to-period. This discussion
        should be disclosed prior to any discussion of adjusted sales as this is a Non-
        GAAP financial measure. Please do not give more prominence to the discussion
        of your Non-GAAP financial measure over your discussion of your GAAP results
        of operations.

24.   You disclose that excluding items above, gross profit increased by $6.2 million.
        Please address the appropriateness of disclosing gross profit, excluding items
        above. Please tell us what consideration you gave to whether this measure
        represents a Non-GAAP financial measure. Please advise or revise your
        disclosure to remove this financial measure.

25.   It appears that your results of operations and liquidity could be materially
        impacted by commodity price changes primarily related to raw material purchases
        (copper) and natural gas and electricity, which you attempt to minimize using
        financial instruments. Please expand your discussion to specifically quantify and
        discuss the impact of these financial instruments on cost of sales as well as
        liquidity for each period presented, if material. Please address the specific
        underlying reasons such instruments impacted each year by the amounts
        disclosed. For example, if there are increases in certain commodity prices which
        have impacted your results of operations, you should discuss why the increase
        was not offset by your derivative contracts, which may be due to your positions
        being too small relative to raw material needs. You should also discuss any cases
        in which your strategies and assumptions resulted in adverse impacts.

Liquidity and Capital Resources, page 84

Covenant Compliance, page 90

26.   Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Outstanding Indebtedness, page 91

27.   It appears that you have refinanced your Term Loan Facility, which resulted in an increase in your interest rate from 5.0% to 10.25%. Given that you used a portion of this debt to finance the $42.5 million distribution to Halkos, please disclose with your pro forma interest expense and resulting pro forma net income for 2010. Refer to Rule 11 of Regulation S-X.

28.   On page 92, you indicate that you obtained a waiver from your lenders under the ABL Facility related to a technical restatement of the financial statements and an additional waiver because the consolidated financial statements could not be delivered within the prescribed time period as a result of the restatement. Please disclose the exact length and terms of the waiver. Please also discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

Contractual Obligations, page 93

29.   On page 85, you disclose that the agreement governing the Term Loan Facility includes a mandatory prepayment from "Consolidated Excess Cash Flow," commencing with the year ended December 31, 2012. Please tell us what consideration you have given to discussing this mandatory prepayment in the notes to your contractual obligations table.

Critical Accounting Policies and Estimates, page 94

Profits Interest Award, page 96

30.   On page 97, you indicate that on June 30, 2011, the limited liability agreement

was amended and the Class C Shares and Class D Shares were converted in Class B shares. You disclose that the amendment and conversion did not result in any impact to the financial statements. Please tell us how you determined that the conversion did not result in an impact to the financial statements. Please cite the accounting literature used to support your accounting.

Business, page 102

Our Competitive Strengths, page 105

31.   In the first paragraph of your disclosure, please quantify your statement that you produce "significantly more" types of alloys than your closest competitor. In addition, please provide the basis for your statement that Eco Brass offers "superior corrosion resistance" compared to the products of your major competitors.

Governmental Regulation and Environmental Matters, page 118

Environmental, page 118

32.   Please tell us why you have not filed the November 19, 2007 agreement with Olin Corporation discussed at the end of page 119 or the 2007 transition services agreement discussed on page 1234 exhibits to the registration statement.

Patents, Trademarks and Other Intellectual Property Rights, page 122

33.   Please revise your disclosure to identify the licensor of the exclusive intellectual property rights for Chase Brass' Green Dot rod and Eco Brass ingot products. To the extent such rights were granted pursuant to a written license agreement, please tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

Manufacturing, Property and Facilities, page 123

34.   Please update disclosure on page 124 to reflect information as of the most practically recent date (i.e., September 30, 2011). In this regard, we note that the sentence preceding the tabular disclosure refers to a June 30, 2010 date.

Management, page 125

35.   Please revise Mr. Micchelli's biographical information to identify the time period during which he served as executive vice president and chief financial officer of Wilbert Plastics, Inc.

Compensation Discussion and Analysis, page 133

Role of Compensation Consultant, page 134

36.   Please revise your disclosure to indicate the range within which you benchmarked your compensation compared to the peer group and where total compensation and each component of compensation fell within that range.

Annual Cash Bonuses, page 137

37.   Please disclose the target performance levels for each named executive officer and the actual level of achievement that resulted in payouts under the Management Incentive Compensation Plan. Refer to Item 402(b)(2)(v) of Regulation S-K.

Summary Compensation Table, page 142

38.   We note the disclosure footnote (1) as well as the corresponding disclosure on page 140. Please explain to us the legal basis pursuant to which you determined that you are not required to report the Profits Interest Shares or the related distributions as compensation within the meaning of Item 402 of Regulation S-K.

39.   We note that Mr. Denner's bonus bank has not been reflected in the Summary Compensation Table. Please tell us whether the bonus bank represents "earned compensation" for year 2010.

Potential Payments upon Termination or Change in Control, page 152

40.   With respect to Mr. Walker, please disclose whether the payments received in connection with a termination event would be paid in a lump sum or annually, and to the extent relevant, discuss the frequency of such payments. Refer to Item 402(j)(2) of Regulation S-K.

Principal and Selling Stockholder, page 158

41.   Please revise footnote (1) to identify the person(s) with voting or investment control over the shares owned by Halkos. Refer generally to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Description of Capital Stock, page 159

Capital Stock Page 159

42.   At the end of the first paragraph you qualify the disclosure in its entirety by

reference to, among other things, the applicable provisions of DGCL. Please note that Rule 411 does permit you to qualify your disclosure by reference to the DGCL. Please revise.

Shares Eligible for Future Sale, page 169

Registration Rights, page 170

43.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Financial Statements – June 30, 2011

General

44.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

45.   Please address the comments below in your interim financial statements as well.

Financial Statements – December 31, 2010

Accounts Receivable and Allowance for Doubtful Accounts, page F-22

46.   We note that your bad debt expense has decreased from $5.9 million for the year ended December 31, 2009 to $1.3 million for the year ended December 31, 2010. Please revise your MD&A to discuss the reason for the significant decrease in bad debt expense from December 30, 2009 to December 31, 2010.

Property, Plant and Equipment, page F-23

47.   You disclose that if an impairment exists, the net book values are reduced to fair values and a loss is recorded in the consolidated statements of operations. Please disclose how you determine the fair values of your property, plant and equipment. Please also disclose how you group your property, plant and equipment when testing for impairment and your basis for this determination.

Revenue Recognition, page F-25

48.   You indicate that estimates for future rebates on certain product lines and product returns are recognized in the period which the revenue is recorded. Please revise your disclosure to discuss the rebate terms and the impact that the rebates has on sales for the periods presented.

11. Financing, page F-35

49.   You indicate that on August 18, 2010, you entered into an amended and restated
        loan and security agreement. As a result of the modification, $342 of
        unamortized debt issuance costs relating to the prior revolving facility was
        recorded as interest expense and $796 of unamortized capitalized debt issuance
        relating to the prior revolving credit facility is being amortized over the term of
        the new revolving credit facility. With reference to ASC 470-50-40, please tell us
        how you determined what portion of deferred fees was written-off and what
        portion was amortized over the term of the new revolving facility.

17. Commitment and Contingencies, page F-44

Legal Considerations, page F-44

50.   Please note that a statement that a contingency is not expected to be material does
        not satisfy the requirements of ASC 450 if there is at least a reasonable possibility
        that a loss exceeding amounts already recognized may have been incurred and the
        amount of that additional loss would be material to a decision to buy or sell your
        securities. For any legal contingency, in which you are involved, please either
        disclose an estimate (or, if true, state that the estimate is immaterial in lieu of
        providing quantified amounts) of the additional loss or range of loss, or state that
        such an estimate cannot be made. Please refer to ASC 450-20-50.

        If you conclude that you cannot estimate the reasonably possible additional loss or
        range of loss, please supplementally: (1) explain to us the procedures you
        undertake on a quarterly basis to attempt to develop a range of reasonably
        possible loss for disclosure and (2) for each material matter, what specific factors
        are causing the inability to estimate and when you expect those factors to be
        alleviated. We recognize that there are a number of uncertainties and potential
        outcomes associated with loss contingencies. Nonetheless, an effort should be
        made to develop estimates for purposes of disclosure, including determining
        which of the potential outcomes are reasonably possible and what the reasonably
        possible range of losses would be for those reasonably possible outcomes

51.   You disclose that none of your legal proceedings are expected to have a material
        adverse effect, either individually or in the aggregate, on your financial position
        or liquidity. Please revise your disclosure to address the expected effect on your
        financial condition, results of operations, and cash flows.

20. Subsequent Events, page F-50

52.   Please disclose the date through which subsequent events have been evaluated.
        Please also disclose whether that date is the date that the financial statements were

issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

                                           Sincerely,

                                           /s/ Jay Ingram

                                         Jay Ingram
                                         Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP